Exhibit 99.1

YY Group Acquires YY Circle Hong Kong, Tapping Into a US$16 Billion Market

SINGAPORE, April 14, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a leading provider of innovative on-demand workforce solutions and integrated facility management (IFM), is proud to announce its official acquisition of the YY Circle Hong Kong outfit maintaining Anthony Ip as the Country Director and Co-founder.

As part of this strategic move, YY Circle Hong Kong, which previously operated independently under the YY Circle brand through a platform fee arrangement, will now transition to being a majority-owned subsidiary of YY Group. This change strengthens YY Group’s presence in the region while retaining local expertise, with the current Country Director maintaining a 10% equity stake and continuing to lead operations to ensure seamless continuity and effective execution.

Anthony Ip, Country Director and Co-founder, YY Circle Hong Kong.

The Hong Kong casual labour market, valued at approximately US$16 billion, presents significant potential, this thriving market underscores a strong demand for innovative staffing solutions. According to a recent report by the Hong Kong Law Reform Commission, there are approximately 700,000 gig workers in the city.

YY Circle addresses these challenges by offering a platform that connects casual labourers with opportunities while also providing access to essential resources and support, ensuring a more stable and secure environment for casual laborers.

“Hong Kong’s vibrant casual labour market provides a unique opportunity for YY Group to deliver impactful solutions that ease the workforce challenges faced by businesses,” said Mike Fu, Chief Executive Officer and Executive Director at YY Group Holding Limited. “Our financial projection of HK$15.03 million (approximately US$1.92 million) for the first fiscal year highlights the immense potential and value we see in this market.”

This move shows YY Group’s commitment to helping local industries enhance operational efficiency while addressing workforce shortages that hinder growth. By leveraging advanced technology and tailored solutions, YY Group aims to meet the unique demands of Hong Kong’s dynamic economy. The casual labour sector, particularly in accommodation and food services, remains a core focus as the region experiences ongoing demand for flexible and scalable staffing options.

“By offering a localized solution, YY Group is empowering businesses and casual laborers alike to thrive in Hong Kong’s competitive market,” Mike added. “We are also actively exploring opportunities to expand into additional markets, replicating this success regionally and globally.”

The Hong Kong acquisition represents a pivotal step in YY Group’s broader global growth strategy. By combining market-specific insights with its innovative approach, YY Group is poised to establish a strong foothold in Hong Kong’s hospitality industry and beyond.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) growth of the hospitality market in Hong Kong, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

About YY Circle:

YY Circle is a leading provider of interactive social networking solutions, dedicated to connecting individuals through innovative technology. With a focus on user experience and community engagement, YY Circle aims to foster meaningful connections and empower individuals worldwide.

About YY Holdings Limited:

YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Southeast Asia, Europe, and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com

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